Q1 Earnings Report 2026: PERIOD ENDED MARCH 31, 2026

2 Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, strategic priorities and initiatives, business development, capital allocation, liquidity and leverage profile, contract opportunities, digital and iLottery expansion, product development, regulatory matters, and market opportunities. Forward-looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, capital expenditures, organic growth expectations, as well as assumptions underlying such guidance, anticipated product sales trends, expected benefits from OPtiMa cost-savings initiatives, anticipated investments in growth initiatives, expected timing and execution of launches and expansions (including the São Paulo launch), anticipated shareholder returns, refinancing activities, and pro forma leverage and liquidity metrics. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “may,” “will,” “target,” “project,” “on track,” “reaffirm,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility; changes in consumer behavior; capital market conditions; and the risk factors described in the Company’s most recent Annual Report on Form 20-F and other filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Nothing in this presentation constitutes a profit forecast or should be relied upon as a guarantee of future performance. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBIT margin represents Adjusted EBIT divided by revenue. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted- average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2026 Outlook The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. BRIGHTSTAR EARNINGS REPORT – Q1’26

Contents 03 Appendix04 01 Strategy Update 02 Financial Results Q&A BRIGHTSTAR EARNINGS REPORT – Q1’263

01 Strategy Update

01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT – Q1’265 Italy Performance & Operational Discipline Drive Q1’26 Profit Growth Revenue up low single digits Cost discipline while investing in growth Strong balance sheet & financial condition Returned over $70M to shareholders in Q1’26 Good progress on strategic initiatives

01 STRATEGY UPDATE Game Innovation & Portfolio Optimization Driving SSS Growth BRIGHTSTAR EARNINGS REPORT – Q1’266 SSS Q1’26 Italy U.S. Instants & Draw Multi-state Jackpots Rest of World Total Instants & Draw Multi-state Jackpots 3.1% - - (0.9%) 5.8% 1.1% 1.2% (0.9%)

1M MONTHLY USERS 01 STRATEGY UPDATE iLottery Expansion & Italy B2C Digital Execution Progressing Nicely BRIGHTSTAR EARNINGS REPORT – Q1’267 Q1'25 Q1'26 iLOTTERY WAGERS UP 30%

01 STRATEGY UPDATE Exciting Developments with Channel & POS Expansion, New Contracts BRIGHTSTAR EARNINGS REPORT – Q1’268 SÃO PAULO LAUNCH ON TRACK FOR H2’26 SIGNIFICANT NEW RETAILER OPPORTUNITY

02 Financial Results

02 FINANCIAL RESULTS Strong Italy Performance & LMA Dynamics Offset U.K. Transition 259 281 281 246 212 236 79 65 70 Q1’25 U.K. Transition Instant Ticket & Draw U.S. MSJP Other Service Product Sales Upfront License Fee Amortization (SRA) Excluding FX FX Q1’26 583 558 587 RoW Italy U.S. & Canada 14-12 212 29 Amounts in $ millions, unless otherwise noted Italy SSS growth Favorable U.S. mix -43 — Reduced LMA shortfall and higher pass-through revenue Q1’26 includes $10M LMA shortfall Total Instant Ticket & Draw Wager-based Revenue BRIGHTSTAR EARNINGS REPORT – Q1’2610 Revenue:

02 FINANCIAL RESULTS

# Profit Up on Disciplined Execution Despite U.K. Transition & Inflationary Pressures

→ Income from operations of $63M; Adjusted EBITDA* increased 15% to $287M, up 5% at constant currency

**Growth drivers**

- Flow-through from Italy SSS growth
- Reduced LMA shortfall
- OPtiMa cost efficiencies & expense recoveries
- Continued improvement in effective tax rate[1]

**Offsets to growth**

- U.K. transition
- Investments in growth initiatives
- Human capital investments tied to retention, execution & long-term value
- Inflationary pressures on postage & freight and other costs


Income from Continuing Operations:
8
SRA -53
AEBITDA +38
Other +3
-12
Non-cash FX impact on debt balances at the Parent
45
19
5
63
Q1'25
Operational Drivers(2)
FX
Tax Provision
Other
Q1'26


Adjusted EBITDA:
250
-12
10
-1
16
263
24
287
Q1'25
U.K. Transition
Service GM
Product Sales GM
Other(3)
Excluding FX
FX
Q1'26
Total Service GM

(1) Does not impact adjusted EBITDA
(2) Operational drivers includes gross profit, G&A, R&D, S&M & D&A
(3) Other includes G&A, R&D & S&M
*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
Amounts in $ millions, unless otherwise noted

11 BRIGHTSTAR EARNINGS REPORT – Q1'26

BRIGHTSTAR

02 FINANCIAL RESULTS 12 Q1’26 Cash Flows Reflect Investments in the Business & Shareholder Returns → Cash from operations reflects >$50M negative impact from timing of working capital items; FY’26 expectations reaffirmed • Continued commitment to shareholder returns in Q1’26 • $30M in share repurchases • $42M in cash dividends • Nearly 7% LTM quarterly dividend yield(1) → Total Lotto license fee €2.23B or $2.60B • €800M or $926M paid in FY’25; BRSL share €492M or $569M • €1.43B or $1.67B paid in April 2026; BRSL share €879M or $1.03B $165M Cash from Operations $72M Returned to Shareholders $110M CapEx BRIGHTSTAR EARNINGS REPORT – Q1’26 (1) Based on closing share price of $12.77 on May 11,2026; excludes special dividend paid in July 2025

13 Strong Balance Sheet & Credit Profile BRIGHTSTAR EARNINGS REPORT – Q1’26 02 FINANCIAL RESULTS - 230 230 230 460 230 575 750 575 750 2026 2027 2028 2029 2030 2031 2033 Bank Debt Bonds Q1’26 Net debt leverage* 2.4x; ~3.5x pro forma for final Lotto license payment Liquidity of $1.8B pro forma for final Lotto license payment (1) Refinancing of revolving credit facilities and full repayment of the €200 million outstanding principal amount under the Euro-denominated term loan due 2027; undrawn capacity of $1.6B *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Debt Maturity Profile As of March 31, 2026 (Pro forma for April 2026 actions(1)) Refinanced revolving credit facility to March 2031 with improved terms

02 FINANCIAL RESULTS

# Reaffirming FY'26 Revenue and Profit Outlook

| | |
|---|---|
| Revenue | $2.50B - $2.55B |
| Adjusted EBITDA | $1.16B - $1.19B |
| Cash from Operations[1] including & excluding Lotto upfront license fee | ~($900M)/$750M |
| CapEx[1] | ~$450M - $475M |

→ Total revenue includes >5% organic growth
- ~$175M in incremental Italy Lotto-related service revenue amortization impacts reported growth

→ Adjusted EBITDA up as revenue growth & OPtiMa savings more than offset $50M investment in growth initiatives

→ Cash from operations includes €1.43B (~$1.67B) related to final Lotto license payment

→ CapEx reflects contractual obligations related to recent contract wins & extensions

[1] Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

14 BRIGHTSTAR EARNINGS REPORT – Q1'26

BRIGHTSTAR

03 Q&A

04 Appendix

17 Note: EUR/USD FX daily average 1.17 in Q1’26 and 1.05 in Q1’25 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Summary of Q1’26 Financial Results BRIGHTSTAR EARNINGS REPORT – Q1’26 04 APPENDIX

04 APPENDIX FY’25 Revenue & Profit Profile 94% 6% Service Product Sales 47% 40% 13% U.S. & Canada Italy Rest of world 95% 5% Instant Ticket & Draw U.S. Multi-state Jackpots 5% 45% Income from continuing operations Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins BRIGHTSTAR EARNINGS REPORT – Q1’2618

Q1'26 Select Performance and KPI Data $ in millions except otherwise noted 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q1’2619 For the three months ended March 31, Constant 2026 2025 Y/Y Change Currency Change Revenue Service Instant ticket & draw wager-based revenue 537 500 7% —% U.S. multi-state jackpot wager-based revenue 17 17 2% 2% Upfront license fee amortization (101) (48) 109% 88% Other 106 89 19% 14% Total service revenue 558 557 —% (5%) Product sales 29 26 12% 9% Total revenue 587 583 1% (4%) Income from continuing operations 63 8 NM Adjusted EBITDA 287 250 15% 5% For the three months ended March 31, Constant 2026 2025 Y/Y Change Currency Change Revenue (by geography) U.S. & Canada 281 259 9% 9% Italy 236 246 (4%) (14%) Rest of world 70 79 (11%) (18%) Total revenue 587 583 1% (4%)

Q1'26 Select Performance and KPI Data 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q1’2620 (1) Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods (2) Instant ticket & draw game same-store sales normalized for a like number of Italy Lotto draws and sell-in days were 0.3% and 2.9% in Q4’25 and FY’25, respectively Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (2) Same-store sales growth (%) at constant currency (wager-based growth) (1) Q1'26 Constant Q1'25 Constant Q1'26 Constant Q1'25 Constant Currency Change Currency Change Currency Change Currency Change Global Instant ticket & draw games 1.2% (0.1%) 3.0% (0.7%) U.S. multi-state jackpots (0.9%) (46.1%) 2.0% (46.4%) Total 1.1% (3.8%) 3.0% (3.3%) U.S. Instant ticket & draw games —% (1.3%) 3.1% (1.6%) U.S. multi-state jackpots (0.9%) (46.1%) 2.0% (46.4%) Total —% (6.9%) 3.0% (8.0%) Italy Instant ticket & draw games 3.1% (0.7%) 2.9% (1.0%) Rest of world Instant ticket & draw games 5.8% 5.2% 4.2% 5.1%

04 APPENDIX

# Summarized Income Statement

*All amounts from continuing operations*

| | For the three months ended March 31, 2026 | 2025 | Y/Y Change |
|---|---|---|---|
| Service revenue (includes amortization of upfront license fees) | 558 | 557 | —% |
| Product sales | 29 | 26 | 12% |
| **Total revenue** | **587** | **583** | **1%** |
| Cost of services (excluding Depreciation and amortization) | 290 | 264 | |
| Cost of product sales (excluding Depreciation and amortization) | 23 | 20 | |
| General and administrative | 46 | 61 | |
| Research and development | 14 | 11 | |
| Sales and marketing | 34 | 33 | |
| Depreciation and amortization | 53 | 54 | |
| Interest expense, net | 43 | 46 | |
| Foreign exchange (gain) loss, net | (12) | 33 | |
| Other expense (income), net | 4 | 6 | |
| **Income before provision for income taxes** | **92** | **56** | |
| Provision for income taxes | 29 | 48 | |
| **Income from continuing operations** | **63** | **8** | |
| Less: Net income attributable to non-controlling interests from continuing operations | 26 | 31 | |
| **Net income (loss) from continuing operations attributable to Brightstar Lottery PLC** | **37** | **(23)** | |
| **Income from discontinued operations** | **—** | **52** | |
| Less: Net income attributable to non-controlling interests from discontinued operations | — | 2 | |
| **Net Income from discontinued operations attributable to Brightstar Lottery PLC** | **—** | **50** | |
| **Net income** | **63** | **60** | |
| Less: Net income attributable to non-controlling interests from continuing operations | 26 | 33 | |
| **Net income attributable to Brightstar Lottery PLC** | **37** | **27** | |
| **Net income (loss) from continuing operations attributable to Brightstar Lottery PLC - diluted** | **$0.20** | **$(0.11)** | |
| **Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted** | **$0.14** | **$0.09** | |

*$ in millions except otherwise noted*

21 BRIGHTSTAR EARNINGS REPORT – Q1'26

BRIGHTSTAR

Summarized Cash Flow Statement $ in millions 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q1’2622 For the three months ended March 31, 2026 2025 Net cash provided by operating activities from continuing operations 165 185 Capital expenditures (110) (76) Free Cash Flow 55 109 Cash flow provided by/(used in) discontinued operations 24 (116) Debt (repayment)/proceeds, net (117) 202 Repurchases of common stock (30) 0 Shareholder dividends paid (42) (40) Minority distributions, net (3) (11) Other, net (99) (115) Other Investing/Financing Activities (267) (80) Net Cash Flow (212) 29 Effect of exchange rates/other (14) 19 Net Change in Cash and Restricted Cash (226) 48

$ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q1’2623 For the three months ended March 31, 2026 2025 Income from continuing operations 63 8 Provision for income taxes 29 48 Interest expense, net 43 46 Foreign exchange (gain) loss, net (12) 33 Stock-based compensation 7 7 Other expense, net 4 6 Adjusted EBIT 133 148 Income from continuing operations 63 8 Provision for income taxes 29 48 Interest expense, net 43 46 Foreign exchange (gain) loss, net (12) 33 Depreciation 41 45 Amortization - service revenue (1) 101 48 Amortization - non-purchase accounting 10 7 Amortization - purchase accounting 1 2 Stock-based compensation 7 7 Other expense, net 4 6 Adjusted EBITDA 287 250 Cash flows from operating activities - continuing operations 165 185 Capital expenditures (110) (76) Free Cash Flow 55 109

Reconciliation of Non-GAAP Financial Measures - QTD All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards 04 APPENDIX BRIGHTSTAR EARNINGS REPORT – Q1’2624 All amounts from continuing operations For the three months ended March 31, 2026 For the three months ended March 31, 2025 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.20 (0.11) Adjustments: Foreign exchange (gain) loss, net (0.07) — (0.07) 0.16 (0.02) 0.18 Amortization - purchase accounting 0.01 — 0.01 0.01 — 0.01 Other (non-recurring adjustments) 0.00 — 0.00 0.01 — 0.01 Net adjustments (0.06) 0.20 Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.14 0.09 Reported effective tax rate 31.2% 85.3 % Adjusted effective tax rate 36.4% 47.8 % Adjusted EPS weighted average shares outstanding (in millions) 187 (2) 204 (2)